UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 27, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s 2024 Annual General Meeting
Johannesburg, Wednesday, 27 November 2024. Harmony Gold Mining Company Limited advises shareholders that, at Harmony’s electronic annual general meeting held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of annual general meeting dated 25 October 2024.

There were 634,767,724 ordinary shares and 6,866,103 preference shares in issue as at the date of the annual general meeting.

The voting results of the resolutions were as follows:

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Ordinary resolutions
1. Re-election of director – Dr Mavuso Msimang	63,05%	36,95%	561 794 216	87,56%	0,03%
2. Re-election of director – Vishnu Pillay	73,64%	26,36%	561 798 759	87,56%	0,03%
3. Re-election of director – Karabo Nondumo	75,56%	24,44%	561 243 094	87,47%	0,12%
4. Re-election of audit and risk committee member – John Wetton	57,30%	42,70%	561 261 584	87,47%	0,12%
5. Re-election of audit and risk committee member – Karabo Nondumo	74,13%	25,87%	561 248 429	87,47%	0,12%
6. Re-election of audit and risk committee member – Given Sibiya	97,16%	2,84%	561 244 134	87,47%	0,12%
7. Re-election of audit and risk committee member – Bongani Nqwababa	97,16%	2,84%	561 242 829	87,47%	0,12%
8. Re-election of audit and risk committee member – Martin Prinsloo	98,68%	1,32%	561 254 668	87,47%	0,12%
9. Re-appointment of external auditors – Ernst & Young Inc.	99,84%	0,16%	561 283 384	87,48%	0,11%
10. Approval of the remuneration policy	93,17%	6,83%	561 185 991	87,46%	0,13%

11. Approval of the implementation report	94,32%	5,68%	561 188 657	87,46%	0,13%
12. General authority to issue shares for cash	95,43%	4,57%	561 231 150	87,47%	0,12%

	Total shares voted			Total shares in issue
	For (%)	Against (%)	Number of shares voted	Voted (%)	Abstained (%)
Special resolution
1. Pre-approval of non-executive directors’ remuneration	97,06%	2,94%	561 198 401	87,46%	0,13%

Ends.

For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
27 November 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 27, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director